Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2020 and 2019

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		$14,990	$23,368
Other investments		76	69
Account and other receivables	4,6	14,225	18,572
Income tax receivable		3,328	4,378
Inventories	5	13,072	13,589
Prepaid expenses		5,051	3,302
Total current assets		50,742	63,278

Non-current deposits		593	606
Non-current IVA receivable		1,080	2,048
Deferred income tax asset		5,354	7,136
Intangible assets		853	975
Right-of-use leased assets		1,243	1,337
Mineral properties, plant and equipment	7	90,399	88,333

Total assets		$150,264	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$18,392	$19,775
Income taxes payable		1,062	1,947
Loans payable	8	3,946	2,958
Lease liabilities	9	160	164
Total current liabilities		23,560	24,844

Loans payable	8	7,598	5,917
Lease liabilities	9	938	1,074
Provision for reclamation and rehabilitation		8,496	8,403
Deferred income tax liability		656	682
Total liabilities		41,248	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 142,614,304 shares (Dec 31, 2019 - 141,668,178 shares)	Page 4	483,580	482,170
Contributed surplus	Page 4	12,221	11,482
Retained earnings (deficit)		(386,785)	(370,859)
Total shareholders' equity		109,016	122,793
Total liabilities and shareholders' equity		$150,264	$163,713

Commitments and contingencies (Notes 2, 7, 8, 9, and 16)

Subsequent events (Notes 2, 8, 10)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(unaudited – prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2020	2019
Revenue	11	$21,927	$28,021
Cost of sales:
Direct costs		16,800	23,072
Royalties		857	317
Share-based payments	10 (b)(c)	91	55
Depreciation, depletion and amortization		6,023	7,116
Write down of inventory to net realizable value	5	1,042	3,212
		24,813	33,772

Mine operating earnings (loss)		(2,886)	(5,751)
Expenses:
Exploration	12	2,382	2,333
General and administrative	13	2,005	3,042
Severance costs		-	1,100
Care and maintenance costs		1,345	-
		5,732	6,475

Operating earnings (loss)		(8,618)	(12,226)

Finance costs		310	92
Other income (expense):
Foreign exchange		(4,917)	(403)
Investment and other		49	(209)
		(4,868)	(612)

Earnings (loss) before income taxes		(13,796)	(12,930)

Income tax expense (recovery):
Current income tax expense		266	698
Deferred income tax expense (recovery)		1,864	(350)
		2,130	348
Net loss and comprehensive loss for the period		(15,926)	(13,278)

Basic and diluted earnings (loss) per share based on net earnings		$(0.11)	$(0.10)
Basic and diluted weighted average number of shares outstanding		141,810,208	131,395,790

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited – prepared by management)

(expressed in thousands of US dollars, except share amounts)

					Retained	Total
		Number of	Share	Contributed	Earnings	Shareholders'
	Note	shares	Capital	Surplus	(Deficit)	Equity
Balance at December 31, 2018		130,781,052	459,109	9,676	(324,005)	144,780

Public equity offerings, net of issuance costs	10 (a)	694,468	1,487	-	-	1,487
Share based compensation	10 (b)(c)	-	-	999	-	999
Earnings (loss) for the period		-	-	-	(13,278)	(13,278)
Balance at March 31, 2019		131,475,520	$460,596	$10,675	$(337,283)	$133,988

Public equity offerings, net of issuance costs	10 (a)	10,022,658	21,054	-	-	21,054
Exercise of options	10 (b)	170,000	520	(177)	-	343
Share based compensation	10 (b)(c)	-	-	2,196	-	2,196
Expiry and forfeiture of options	10 (b)	-	-	(1,212)	1,212	-
Earnings (loss) for the period		-	-	-	(34,788)	(34,788)
Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	10 (a)	940,126	1,392	-	-	1,392
Exercise of options	10 (b)	6,000	18	(6)	-	12
Share based compensation	10 (b)(c)	-	-	745	-	745
Earnings (loss) for the period		-	-	-	(15,926)	(15,926)
Balance at March 31, 2020		142,614,304	$483,580	$12,221	$(386,785)	$109,016

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)

(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2020	2019

Operating activities
Net earnings (loss) for the period		$(15,926)	$(13,278)

Items not affecting cash:
Share-based compensation	10 (b)(c)	745	999
Depreciation, depletion and amortization		6,268	7,227
Deferred income tax expense (recovery)		1,864	(350)
Unrealized foreign exchange loss (gain)		654	(4)
Finance costs		311	92
Write down of inventory to net realizable value	5	1,042	3,212
Loss on asset disposal		78	-
Unrealized loss (gain) on other investments		(7)	(28)
Net changes in non-cash working capital	14	2,622	(6,704)
Cash from (used in) operating activities		(2,349)	(8,834)

Investing activities
Proceeds on disposal of property, plant and equipment		27	-
Mineral property, plant and equipment expenditures	7	(5,512)	(3,923)
Intangible asset expenditures		-	(203)
Cash used in investing activities		(5,485)	(4,126)

Financing activities
Repayment of loans payable	8	(772)	(100)
Repayment of lease liabities	9	(43)	(71)
Interest paid	8,9	(218)	(21)
Public equity offerings	10(a)	1,485	1,572
Exercise of options	10(b)	12	-
Share issuance costs	10(a)	(74)	(65)
Cash from financing activitites		390	1,315

Effect of exchange rate change on cash and cash equivalents		(934)	45

Decrease in cash and cash equivalents		(7,444)	(11,645)
Cash and cash equivalents, beginning of the year		23,368	33,376
Cash and cash equivalents, end of the period		$14,990	$21,776

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #1130 – 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on May 6, 2020.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

As of March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of the Company’s staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company is retaining essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following the Company’s strict COVID-19 safety protocols and non-essential employees have been sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities may not be applicable after May 18, 2020, to municipalities that present low or no known cases or transmission of the COVID-19 virus. All three of the Company operating mines are located in municipalities that currently present low to no cases and the Company is planning to re-start operations on this premise.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business. At each site, Endeavour is following government health protocols and is closely monitoring the situation with local health authorities. The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company’s long term business could be significantly adversely affected by the effects of the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company’s control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operating results and ability to raise capital. As of March 31, 2020, the Company held $15.0 million in cash and $27.2 million in working capital, however the temporary suspension imposed by the Mexican government will have a material effect on the Company’s financial position. Management believes there is sufficient working capital to meets its current obligations, however the ultimate duration of the suspension or other future suspensions will impact liquidity. The Company has raised $1,840 subsequent to March 31, 2020 under its ATM facility and on April 28, 2020 filed a base shelf prospectus (see Note 10). The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans. The Company will continue to monitor discretionary spending and capital needs during the temporary suspension of mining operations and the COVID-19 health crisis.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2019 except that the Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue. The prior period amounts have also been reclassified.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2019 and accordingly should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2019. The Company considered the effects of the COVID- 19 pandemic, including its assumptions on liquidity (see Note 2) and long-lived asset impairment indicators. Management concluded the suspension of mining operations is temporary, therefore not an indicator of impairment for any of its mine CGUs.

4. ACCOUNTS AND OTHER RECEIVABLES

		March 31	December 31
	Note	2020	2019
Trade receivables(1)		$5,045	$6,722
IVA receivables		8,834	10,572
Due from related parties	6	1	1
Other receivables		345	1,277
		$14,225	$18,572

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

5. INVENTORIES

	March 31	December 31
	2020	2019
Warehouse inventory	$6,934	$8,342
Finished goods inventory	4,445	2,313
Work in process inventory	357	457
Stockpile inventory(1)	1,336	2,477
	$13,072	$13,589

(1) The stockpile inventory balance at March 31, 2020 is net of a write down to net realizable value of $1,042 (December 31, 2019 - $576) for stockpile inventory held at the El Compas mine.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

6. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis. The charges for these costs totaled $1 for the three months ended March 31, 2020 (March 31, 2019 - $2). The Company has a $1 net receivable related to these costs as of March 31, 2020 (December 31, 2019 – $1).

The Company was charged $38 for legal services for the three months ended March 31, 2020 by a legal firm in which the Company’s corporate secretary is a partner (March 31, 2019 - $19). The Company has $18 payable to the legal firm as at March 31, 2020 (December 31, 2019 - $33).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery&		Transport&
	properties	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2018	516,227	102,501	66,255	12,344	12,234	709,561
Additions	18,040	1,509	10,292	612	1,101	31,554
Disposals	(45)		(71)			(116)
Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999
Additions	4,914	110	4,142		109	9,275
Disposals			(283)		(105)	(388)
Balance at March 31, 2020	$539,136	$104,120	$80,335	$12,956	$13,339	$749,886

Accumulated amortization and impairment
Balance at December 31, 2018	465,901	88,498	47,813	9,674	8,898	620,784
Amortization	23,862	3,698	2,970	186	1,184	31,900
Disposals			(18)			(18)
Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666
Amortization	4,921	1,058	627	80	346	7,032
Disposals			(106)		(105)	(211)
Balance at March 31, 2020	$494,684	$93,254	$51,286	$9,940	$10,323	$659,487
Net book value
At December 31, 2019	$44,459	$11,814	$25,711	$3,096	$3,253	$88,333
At March 31, 2020	$44,452	$10,866	$29,049	$3,016	$3,016	$90,399

Included in Mineral properties is $12,775 in acquisition costs for exploration and evaluation properties (December 31, 2019 – $12,619).

As of March 31, 2020, the Company has $1,198 committed to capital equipment purchases.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

8. LOANS PAYABLE

	March 31,	December 31,
	2020	2019
Balance at the beginning of the period	$8,875	$-
Net proceeds from software and equipment financing	3,487	10,218
Finance cost	196	301
Repayments of principal	(772)	(1,343)
Repayments of finance costs	(196)	(301)
Effects of movements in exchange rates	(46)
Balance at the end of the period	$11,544	$8,875

Statements of Financial Position Presentation
Current loans payable	$3,946	$2,958
Non-Current loans payable	7,598	5,917
Total	$11,544	$8,875

The Company has entered into financing arrangements for software licenses totaling $1,086 and equipment totaling $12,620, with terms ranging from 1 year to 4 years. The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at March 31, 2020 the Company was in compliance with these covenants. As at March 31, 2020, the net book value of equipment includes $12.9 million of equipment pledged as security for the equipment financing.

Subsequent to March 31, 2020 the Company entered into an agreement to defer principal repayments for a 3-month period on $8.5 million of the equipment loans.

9. LEASE LIABILITIES

The Company leases office space, warehouse space and the El Compas plant. These leases are for periods of one to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	For the three months ended	For the year ended
	March 31,	December 31,
	2020	2019
Lease liabilities at the beginning of the period	$1,238	$1,422
Additions	29	8
Interest	22	93
Payments	(65)	(339)
Effects of movement in exchange rates	(126)	54
Balance at the end of the period	1,098	1,238

Less: Current portion	(160)	(164)
Non-Current Lease Liabilities	$938	$1,074

The following table presents lease liability maturity – contractual undiscounted cash flows for the Company:

	March 31,	December 31,
	2020	2019
Less than one year	$262	$240
One to five years	707	724
More than five years	546	586
Total	$1,515	$1,550

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

The following amounts have been recognized in Profit or Loss:

	Three months ended
	March 31, 2020	March 31, 2019
Interest on lease liabilities	$22	$18
Foreign exchange	$(126)	$26
Expenses related to short-term leases	$216	$45

As at March 31, 2020, the lease liabilities have a weighted-average interest rate of 7.5%. For the three months ended March 31, 2020, the Company recognized $22, in interest expense on the lease liabilities (March 31, 2019 - $18) and $ $216 related to short term rental (March 31, 2019 - $45), primarily for rented mining equipment and employee housing.

10. SHARE CAPITAL

(a) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are “At-The-Market” (“ATM”) distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the three months ended March 31, 2020, the Company issued 940,126 common shares under the ATM facility at an average price of $1.58 per share for gross proceeds of $1,486, less commission of $33.

During the three months ended March 31, 2020, the Company also recognized $60 of additional transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital.

Included in the 940,126 shares issued under the ATM facility for the three months ended March 31, 2020 are 17,200 shares that were sold by the Company at the end of the period, for net proceeds of $23, and are reserved for issuance. Settlement of the shares occurred in the first few days of April 2020.

Subsequent to March 31, 2020, the Company issued an additional 1,223,993 common shares under the ATM facility at an average price of $1.54 per share for gross proceeds of $1,882 less commission of $42.

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan, approved by the Company’s shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2020		December 31,2019
		Weighted		Weighted
	Number	average	Number of	average
	of shares	exercise price	shares	exercise price
Outstanding ,beginning of the year	6,923,000	$3.74	5,987,800	$3.96
Granted	2,380,000	$2.14	1,759,000	$3.22
Exercised	(6,000)	$2.65	(170,000)	$2.65
Expired and forfeited	(125,200)	$3.43	(653,800)	$4.58
Outstanding, end of the period	9,171,800	$3.33	6,923,000	$3.74

Options exercisable at the end of the period	6,398,900	$3.68	5,614,300	$3.84

During the three months ended March 31, 2020, the weighted-average share price at the date of exercise was $3.08 (Year ended December 31, 2019 - $3.24)

The following table summarizes the information about stock options outstanding at March 31, 2020:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2020	(Number of Years)	Price	March 31, 2020	Price
$2.00 - $2.99	3,238,500	3.7	$2.28	1,319,500	$2.47
$3.00 - $3.99	2,816,300	3.6	$3.47	1,962,400	$3.51
$4.00 - $4.99	3,117,000	1.6	$4.31	3,117,000	$4.31
	9,171,800	2.9	$3.33	6,398,900	$3.68

During the three months ended March 31, 2020, the Company recognized share-based compensation expense of $588 (March 31, 2019 - $804) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Weighted-average fair value of option in CAN $	$0.98	$1.57
Risk-free interest rate	1.11%	1.75%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	64%
Expected option life in years	3.83	3.83

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

(c) Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Three Months Ended	Year Ended
	March 31, 2020	December 31, 2019

	Number of units	Number of units
Outstanding,beginning of year	1,219,000	616,000
Granted	882,000	603,000
Cancelled	(126,000)	-

Outstanding,end of period	1,975,000	1,219,000

There were 882,000 PSUs granted during the three months ended March 31, 2020 (March 31, 2019 – 603,000). The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company’s share price performance relative to a representative group of other mining companies. 170,000 PSUs vest on May 3, 2020, 388,000 PSUs vest on May 3, 2021, 535,000 PSUs vest on March 3, 2022 and 882,000 PSUs vest on March 1, 2023.

During the three months ended March 31, 2020, the Company recognized share-based compensation expense of $157 related to the PSUs (March 31, 2019 –$195).

(d) Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2020		December 31, 2019
		Weighted		Weighted
	Number	Average Grant	Number	Average Grant
	of units	Price	of units	Price
Outstanding, beginning of year	889,385	$3.36	652,276	$3.48
Granted	359,041	$2.11	237,109	$3.02
Outstanding, end of period	1,248,426	$3.00	889,385	$3.36
Fair value at period end	1,248,426	$1.89	889,385	$3.13

During the three months ended March 31, 2020, the Company recognized a recovery on director’s compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $474 (March 31, 2019 - expense $511) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of March 31, 2020, there are 1,248,426 deferred share units outstanding (December 31, 2019 – 889,385) with a fair market value of $1,664 (December 31, 2019 - $2,138) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

11. REVENUE

	Three Months Ended
	March 31,	March 31,
	2020	2019

Silver Sales (1)	$10,199	$16,574
Gold Sales (1)	12,173	12,569
Less:smelting and refining costs	(445)	(1,122)
Revenue	$21,927	$28,021

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended
	March 31,	March 31,
Revenue by product	2020	2019

Concentrate sales	$10,046	$19,596
Provisional pricing adjustments	(90)	176
Total revenue from concentrate sales	9,956	19,772
Dore sales	11,971	8,249
Total revenue	$21,927	$28,021

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract. The Company’s sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

12. EXPLORATION

	Three Months Ended
	March 31	March 31
	2020	2019

Depreciation and depletion	$90	$38
Share-based compensation	(118)	163
Salaries, wages and benefits	670	872
Direct exploration expenditures	1,740	1,260
	$2,382	$2,333

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

13. GENERAL AND ADMINISTRATIVE

	Three Months Ended
	March 31	March 31
	2020	2019
Depreciation and depletion	$55	$73
Share-based compensation	772	781
Salaries, wages and benefits	213	1,378
Direct general and administrative	965	810
	$2,005	$3,042

Included in salaries, wages and benefits is an expense recovery of $474 on directors’ deferred share units for the three months ended March 31, 2020 (March 31, 2019 – expense of $511).

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31,	March 31,
	2020	2019
Net changes in non-cash working capital:
Accounts receivable	$6,365	$(561)
Inventories	280	(1,943)
Prepaid expenses	(1,768)	(102)
Accounts payable and accrued liabilities	(1,370)	(2,166)
Income taxes payable	(885)	(1,932)
	$2,622	$(6,704)
Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	6	-
Fair value of capital assets acquired under finance loans	3,487	1,035

Other cash disbursements:
Income taxes paid	702	1,209
Special mining duty paid	-	1,670

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments located in Mexico, Guanaceví, Bolañitos and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

March 31, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Cash and cash equivalents	$7,909	$622	$4,327	$1,393	$626	$113	$14,990
Other Investments	76	-	-	-	-	-	76
Accounts receivables	186	1,686	2,196	3,681	3,791	2,685	14,225
Income tax receivable	-	501	1,340	1,470	-	17	3,328
Inventories	-	-	8,221	3,111	1,367	373	13,072
Prepaid expenses	609	1,096	1,786	946	496	118	5,051
Non-current deposits	76	-	306	137	-	74	593
Non-current IVA receivable	-	311	653	-	-	116	1,080
Deferred income tax asset	-	-	2,447	2,907	-	-	5,354
Intangible assets	17	128	240	192	119	157	853
Right-of-use leased assets	719			181	343		1,243
Mineral property, plant and equipment	365	13,137	36,389	22,230	14,602	3,676	90,399
Total assets	$9,957	$17,481	$57,905	$36,248	$21,344	$7,329	$150,264

Accounts payable and accrued liabilities	$4,614	$774	$7,775	$3,325	$1,480	$424	$18,392
Income taxes payable	31	-	781	248	-	2	1,062
Loans payable	643	-	3,797	7,104			11,544
Lease obligations	943	-	-	155	-	-	1,098
Provision for reclamation and rehabilitation	-	-	2,191	1,856	126	4,323	8,496
Deferred income tax liability	-	-	-	487	169	-	656
Total liabilities	$6,231	$774	$14,544	$13,175	$1,775	$4,749	$41,248

December 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Cash and cash equivalents	$13,065	$855	$7,372	$1,700	$353	$23	$23,368
Other Investments	69	-	-	-	-	-	69
Accounts receivables	1,068	2,568	4,574	6,999	4,819	2,922	22,950
Inventories	-	-	7,441	2,426	2,094	1,628	13,589
Prepaid expenses	905	1,029	619	572	25	152	3,302
Non-current deposits	76	-	305	151	-	74	606
Non-current IVA receivable	-	355	824	-	-	869	2,048
Deferred income tax asset	-	-	2,837	4,299	-	-	7,136
Intangible assets	28	160	269	224	137	157	975
Right-of-use leased assets	745			175	417		1,337
Mineral property, plant and equipment	380	13,064	34,006	19,757	17,106	4,020	88,333
Total assets	$16,336	$18,031	$58,247	$36,303	$24,951	$9,845	$163,713

Accounts payable and accrued liabilities	$6,729	$855	$7,079	$2,872	$1,403	$837	$19,775
Income taxes payable	368	-	696	840	-	43	1,947
Loans payable	774	-	2,058	6,043			8,875
Lease obligations	1,050	-	-	188	-	-	1,238
Provision for reclamation and rehabilitation	-	-	2,182	1,848	124	4,249	8,403
Deferred income tax liability	-	-	-	513	169	-	682
Total liabilities	$8,921	$855	$12,015	$12,304	$1,696	$5,129	$40,920

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended March 31, 2020
Silver sales	$-	$-	$8,884	$1,002	$313	$-	$10,199
Gold sales	-	-	3,087	6,092	2,994	-	$12,173
Less: smelting and refining costs				(341)	(104)		$(445)
Total revenue	$-	$-	$11,971	$6,753	$3,203	$-	$21,927

Salaries, wages and benefits:
mining	$-	$-	$1,177	$1,003	$127	$-	$2,307
processing	-	-	452	336	269	-	1,057
administrative	-	-	530	666	255	-	1,451
stock based compensation	-	-	30	31	30	-	91
change in inventory	-	-	(430)	(47)	(23)	-	(500)
Total salaries, wages and benefits	-	-	1,759	1,989	658	-	4,406

Direct costs:
mining	-	-	4,239	2,112	1,045	-	7,396
processing	-	-	2,216	803	594	-	3,613
administrative	-	-	791	468	303	-	1,562
change in inventory	-	-	(540)	(46)	500	-	(86)
Total direct production costs	-	-	6,706	3,337	2,442	-	12,485

Depreciation and depletion:
depreciation and depletion	-	-	2,011	2,205	2,110	-	6,326
change in inventory	-	-	(402)	(133)	232	-	(303)
Total depreciation and depletion	-	-	1,609	2,072	2,342	-	6,023

Royalties	-	-	678	37	142	-	857
Write down of inventory to NRV	-	-	-	-	1,042	-	1,042
Total cost of sales	$-	$-	$10,752	$7,435	$6,626	$-	$24,813
Care and maintenance costs	-	-	-	-	-	1,345	1,345

Earnings (loss) before taxes	$(7,183)	$(2,382)	$1,219	$(682)	$(3,423)	$(1,345)	$(13,796)

Current income tax expense (recovery)	-	-	158	85	19	4	266
Deferred income tax expense (recovery)	-	-	388	1,392	84	-	1,864
Total income tax expense (recovery)	-	-	546	1,477	103	4	2,130
Net earnings (loss)	$(7,183)	$(2,382)	$673	$(2,159)	$(3,526)	$(1,349)	$(15,926)

The Exploration segment included $338 of costs incurred in Chile for the three months ended March 31, 2020 (March 31, 2019 - $155).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended March 31, 2019
Silver sales	$-	$-	$6,856	$3,003	$-	$6,715	$16,574
Gold sales	-	-	1,394	5,575	-	5,600	12,569
Less: smelting and refining costs	-	-	-	(456)		(666)	(1,122)
Total revenue	$-	$-	$8,250	$8,122	$-	$11,649	$28,021

Salaries, wages and benefits:
mining	$-	$-	$1,531	$1,098	$-	$1,866	$4,495
processing	-	-	365	276	-	371	1,012
administrative	-	-	710	462	-	844	2,016
stock based compensation	-	-	19	18	-	18	55
change in inventory	-	-	(75)	12	-	125	62
Total salaries, wages and benefits	-	-	2,550	1,866	-	3,224	7,640

Direct costs:
mining	-	-	4,886	2,490	-	2,995	10,371
processing	-	-	1,600	994	-	861	3,455
administrative	-	-	553	303	-	572	1,428
change in inventory	-	-	(157)	184	-	206	233
Total direct production costs	-	-	6,882	3,971	-	4,634	15,487

Depreciation and depletion:
depreciation and depletion	-	-	4,065	1,081	-	2,048	7,194
change in inventory	-	-	(3)	(214)	-	139	(78)
Total depreciation and depletion	-	-	4,062	867	-	2,187	7,116

Royalties	-	-	220	40	-	57	317
Write down of inventory to NRV	-	-	2,114	-	1,098	-	3,212
Total cost of sales	$-	$-	$15,828	$6,744	$1,098	$10,102	$33,772

Severance costs	-	-	-	-	-	1,100	1,100

Earnings (loss) before taxes	$(3,260)	$(2,318)	$(7,578)	$1,378	$(1,599)	$447	$(12,930)

Current income tax expense (recovery)	-	-	159	338	-	201	698
Deferred income tax expense (recovery)	-	-	(236)	(643)	-	529	(350)
Total income tax expense (recovery)	-	-	(77)	(305)	-	730	348
Net earnings (loss)	$(3,260)	$(2,318)	$(7,501)	$1,683	$(1,599)	$(283)	$(13,278)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($5,200) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million owed ($1,800) in taxes, MXN 17.7 million ($700) in inflationary charges, MXN 40.4 million ($1,700) in interest and MXN 23.0 million ($1,000) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($300) and inflationary charges of MXN 11.5 million ($500) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2019, the Company’s income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received a MXN 58.5 million ($2,500) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consists of MXN 24.1 million ($1,000) for taxes, MXN 21.0 million ($900) for penalties, MXN 10.4 million ($400) for interest and MXN 3.0 million ($100) for inflation.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company’s judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at March 31, 2020, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value
	through profit or	Amortized	Carrying
	loss	cost	value	Fair value
	$	$	$	$
Financial assets:
Cash and cash equivalents	-	14,990	14,990	14,990
Other Investments	76	-	76	76
Trade receivables	4,769	276	5,045	5,045
Other receivables	-	345	345	345
Total financial assets	4,845	15,611	20,456	20,456

Financial liabilities:
Accounts payable and accrued liabilities	1,668	16,724	18,392	18,392
Loans payable	-	11,544	11,544	11,544
Total financial liabilities	1,668	28,268	29,936	29,936

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments, which are comprised of Marketable securities, are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company’s closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the period ended March 31, 2020.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at March 31, 2020 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	76	76	-	-
Trade receivables	4,769	-	4,769	-
Total financial assets	4,845	76	4,769	-

Financial liabilities:
Deferred share units	1,664	1,664	-	-
Share appreciation rights	4	-	4	-
Total financial liabilities	1,668	1,664	4	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2020 and 2019

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
Facsimile:(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Margaret Beck
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby – Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR
New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21